TTI HOLDINGS OF AMERICA CORP.
                               545 Madison Avenue
                                    6th Floor
                            New York, New York 11022
                                 (212) 755-8877








                                                               November 16, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

         Re:      TTI Holdings of America Corp.
                  Form NT-10-Q
                  Date Filed:  November 14, 2001
                  File No. 000-30734

Dear Sirs:

     Please take this correspondence as the formal request of TTI Holdings of America Corp., to withdraw the previously filed Form NT-10-Q filed on November 14, 2001. The form was filed in error, as our fiscal year end is September 30, and our Annual Report on Form 10-K is not due until December 30, 2001.

     Please feel free to contact me at the number listed above or the Counsel for the Company, Michael S. Krome, P.C. at (631) 737-8381, if you have any further questions.

     Thank you very much.

                                                               Very truly yours,

                                                               Andrew B. Mazzone
                                                               -----------------
                                                               Andrew B. Mazzone
                                                               Chairman